

March 12, 2014

Via E-mail
Elliot Orol, Esq.
General Counsel
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-La-Ville Road
Hamilton, HM 11, Bermuda

> **Re: Tower Group International, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2014**
> **File No. 001-35834**

Dear Mr. Orol:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note the staff's concurrent review of your Form 10-Q filed February 12, 2014. Please ensure that any material information you provide in response to the outstanding comments on the 10-Q is included in the proxy statement on Schedule 14A, if applicable.

The Merger
Background of the Merger, page 24

2. With regard to the independent actuarial firm you retained on August 8, 2013, please provide the information required by Item 1015(b) of Regulation M-A, including a summary of all related reports or opinions. In this regard, we note the firm delivered an analysis of your loss reserves on September 23, 2013. If you do not believe any reports made by the actuarial firm materially relate to the merger transaction within the meaning of Item 14(b)(6) of Schedule 14A, please advise us as to the basis of your conclusion.

3. On page 25, you reference the special committee formed of independent directors. Please disclose what standard of "independence" you use in describing the members of this committee. For example, state if they are independent consistent with the standards of a specific exchange.

4. On page 28, you state that following disclosures on November 14, 2013, management began to notice increased attention from several state regulatory agencies. Please disclose the content of any specific material communications you may have had with state regulatory agencies regarding you or your subsidiaries. Please additionally disclose what requests were received from state regulatory agencies as referenced in the first full paragraph on page 29.

5. To the extent that J.P. Morgan and/or BofA Merrill Lynch made presentations or issued reports, opinions or appraisals to the special committee or other management throughout the negotiations period, please provide the disclosure required by Item 1015(b) of Regulation M-A.

6. On page 29, you state that AmTrust withdrew its proposal for an acquisition citing concerns regarding your ability to timely file reports with the SEC and related issues. Please elaborate on the reasons for AmTrust's withdrawal at the preliminary offer price of $5.50 per share in cash. Please specifically address the "related issues" disclosed on this page and also disclose the reasons behind your difficulties in timely filing periodic reports.

7. Please provide a brief timeline of when and how you became aware that you would need to strengthen loss reserves in the third quarter of 2013 in an amount between $75 million and $105 million. Please include a discussion of any third-party evaluations involved in such determination.

8. Please expand disclosure on pages 31-32 to indicate when and why Bidder B's offer was withdrawn or abandoned. Please additionally clarify whether Bidder B's offer was used as part of the valuation or negotiation process with respect to ACP Re's offer. Please disclose the same for any other bids that were outstanding at the time of ACP Re's offer.

Reasons for the Merger, page 32

9. We note the bullet on page 35 that the board considered the extensive process it had undertaken through its financial advisers to review strategic alternatives prior to signing the merger agreement with ACP Re. Please either expand this bullet or add a new bullet to address the extent to which the board considered specific prior offers made during negotiations, how they compared to the ACP Re offer, and the specific reasons for choosing the merger agreement in light of these alternatives.

Opinion of J.P. Morgan
Selected Transactions Analysis, page 38

10. Please describe the basis for selecting the transactions for purposes of comparison.

11. Please disclose the basis for your use of multiples of 0.40x to 0.80x in this section and show how the information resulted in the implied per share range disclosed.

Opinion of BofA Merrill Lynch
Discounted Cash Flow Analysis, page 43

12. Disclose the bases for your use of discount rates of 14%-18% and for the terminal forward multiples from 0.75x to 0.95x. Please revise to show how the information resulted in the implied per share range disclosed.

Selected Precedent Transactions Analysis, page 43

13. Please describe the basis for selecting the transactions for purposes of comparison.

Security Ownership of Certain Beneficial Owners and Management, page 76

14. Please disclose the percent beneficially owned in the table for Columbia Wanger Asset Management and BlackRock.

Where You Can Find More Information, page 82

15. We note your various references in this section to periodic reports on Forms 10-K and 10-Q you have incorporated by reference in this proxy filing. Please revise here and elsewhere, as applicable, to clarify that these filings are not incorporated by reference, but rather part of and included in the proxy statement.

16. Please note that your financial statements should be current under the 1934 Reporting Act prior to mailing your proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell at (202) 551-3705 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
     Alexander M. Dye, Esq.
     Willkie Farr & Gallagher LLP